CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement No. 333-176567, No. 333-159709, No. 333-125122, No. 333-116976, No. 333-190257 and No. 333-204934 on Form S-8 and in Registration Statement No. 333-171151 and No. 333-197055 on Form S-3 of our reports dated March 2, 2016 (March 16, 2017 as to the effects of the immaterial error correction disclosed in Note 16 to the consolidated financial statements and the adoption of ASU 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), discussed in Notes 2 and 10 to the consolidated financial statements) relating to the consolidated financial statements of MoneyGram International, Inc. and subsidiaries appearing in this Annual Report on Form 10-K of MoneyGram International, Inc. for the year ended December 31, 2016.

/s/ DELOITTE & TOUCHE LLP

Dallas, Texas
March 16, 2017